Exhibit 20.1

City Investing Company Liquidating Trust
853 Broadway - Suite 1607 - New York, NY 10003-4703 - Tel: 212/473-1918 - Fax: 212/473-3927 - email: shr@cnvlz.com

July 29, 2005

To our Unit Holders:

On July 29, 2005, the Trustees of the City Investing Company Liquidating Trust declared a cash distribution of $2.00 per Trust Unit of Beneficial Interest to be paid on August 15, 2005, to Unit Holders of record on August 8, 2005. The aggregate cash distribution of $77,958,744 represents approximately 94% of the total assets of the Trust, as reflected in its June 30, 2005 financial statements, and approximately 105% of the NASDAQ closing price for a Trust Unit of Beneficial Interest of $1.91 on July 28, 2005, the day before declaration.

This $2.00 per Unit cash distribution results from the final resolution of more than twenty lawsuits brought against the Trust, relating to claims arising from the pre-liquidation activities of City Investing Company and affiliates, the defense of which had devolved upon the Trust. The principal reason that all of the Trust assets cannot be distributed at this time is that there is certain litigation pending and continuing possible claims by certain third parties against the Trust.

Sometime after the distribution date, the Trust may be delisted from the Nasdaq Small Cap Market as it will no longer satisfy the registration requirement that listed securities have a minimum bid price of $1.00 per unit. If the Trust is delisted, it is expected that one or more of the present market makers will continue to make a market in the Units.

The Trustees will continue to devote their energies to addressing the unresolved exposures and to realizing the greatest value for the Trust’s remaining assets in order to maximize a final distribution as soon as is prudently possible.

Cordially,

Charles R. Carson	John J. Quirk	Lester J. Mantell
Trustee	Trustee	Trustee